

Kami Howard

President/COO at ZYTO CORP

Provo, Utah Area

Message |

ZYTO CORP

 See contact info

 416 connections

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Experience

President/COO
ZYTO CORP
Apr 2007 – Present • 11 yrs 2 mos
Lindon, Utah

Skills & Endorsements

Entrepreneurship · 24

 Endorsed by **Michael Southworth, who is highly skilled at this**

 Endorsed by **6 of Kami's colleagues at ZYTO**

Team Building · 23

 Endorsed by **9 of Kami's colleagues at ZYTO**

Start-ups · 16

 Endorsed by **4 of Kami's colleagues at ZYTO**

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Interests

 **Emord FDA/FTC Law Group**
456 members

 **Intermountain Biomedical Assoc...**
348 members